HAND & HAND PC

24 Calle de La Luna

San Clemente, CA 92673

(949) 489-2400

Facsimile (949) 489-0034

March 16, 2011

Russell Mancuso

Branch Chief

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

China Golden Star Holdings Limited

Registration Statement on Form 10-12G

Amended February 1, 2011

File No. 000-54099

Dear Mr. Mancuso:

We hereby file amendment number 4 and respond as follows to your comment letter by copying your comments, followed by a response in italics:

Form 10-12G

Risks Related to Doing Business in China . . , page 12

1.

Please expand your response to prior comment 7 to tell us what you did to ensure that you have a reasonable basis for your conclusion that there is no need to disclose a material risk that individual investors would be required to pay taxes to government entities in China if you were to determined to be a resident enterprise in China.

 Company management reviewed the Enterprise Income Tax Law and based on such review, understands that such law does not require the payment of any tax by shareholders of the Company following the acquisition by the Company of a PRC company or BVI holding company which owns a PRC company.

Conflicts of Interest, page 18

2.

Please tell us why you did not discuss the relationship of Millennium Group, Inc. and Matches, Inc. in your response to prior comment 11.  For example, we note Exhibit 2 to the Form 8-K filed by Matches, Inc. on December 22, 2010.

Prior comment 11 requested that we provide information (a) with respect to the activities of Millennium Group, which we did provide by stating in the amendment under Item 5  "Millennium Group focuses on assisting companies in strategic planning and mergers and acquisitions with special expertise with companies based in the Peoples Republic of China.  Millennium Group performs  management and corporate strategy consulting, mainly to companies pursuing cross border strategies"; (b) why we did not list Millennium Group as a promotor in our prior response, which comment we complied with by stating that we had provided the information as to all of its control persons; (c) disclose to the staff any involvement which Dempsey Mork might have with the Company (none); and (d) ensure that compliance was made with respect to comments 22, 24 and 28 of the staff's September 23, 2010 comment letter. Comment 22 requested information as to the "promotors" and this has been complied with. Comment 24 requested information as to each reporting company with which each "promotor" had been affiliated with during the past 5 years. Matches is a reporting company. However, Millennium Group was never affiliated with Matches. Millennium Group was a 5.23% shareholder of Golden Stone Rising Limited, the company that engaged in a reverse merger with Matches. Golden Stone was never a "reporting company." Following the reverse merger, Millennium Group owns less than 5% of Matches and is not an affiliate. Finally, Comment 28 requested information as to how Millennium Group would be compensated by the Company. This has nothing to do with Matches.

3.

Please disclose the substance of the last three sentences provided in your response to prior comment 12.

Complied under "Conflicts of Interest" under Item 5.

4.

Please expand your response to prior comment 13 to tell us how you considered the BVI Business Companies Act, 2004, in your legal analysis in support of your response that you are not considered a wholly owned subsidiary of a holding company.

The Company did not consider the BVI Business Companies Act, 2004 at all in providing its response to prior comment 13, because, as stated in its response, the determination of whether the Company is a wholly owned subsidiary of a holding company is meaningless without the context of the inquiry and the legal issues involved.

Item 15.  Financial Statements and Exhibits, page 43

5.

We will continue to evaluate your response to prior comment 15 after the amendments to your exhibits are effective.

The registrant acknowledges this comment.

Russell Mancuso, Branch Chief

Securities & Exchange Commission

March  16, 2011

Page -1-

Exhibit 3.1

6.

Please reconcile the number of preferred shares mentioned in section 6.1 of this exhibit with the number disclosed in the description of your preferred stock on page 20 of your registration statement.

The number of shares is 100,000,000.

Exhibit 3.2

7.

It appears that you have filed the incorrect company's articles of association.  Please revise.

Complied.

Form 10-Q for the fiscal quarter ended December 31, 2010

Forward Looking Statement Notice, page F-6

8.

We reissue prior comment 18.  For example, we continue to note the parenthetical clause in the first sentence of your disclosure in this section.

The Company has removed the parenthetical reference. The Company is not making any offering of its securities, and did not intend to invoke the safe harbor, merely to define the term "forward looking statement."

Description of Business, page F-7

9.

We reissue prior comment 14.  For example, we note your disclosure in that last sentence of the first paragraph of this section that your Form 10 registration statement "has not been declared effective as of November 15, 2010."

Complied.

Item 4.  Controls and Procedures, page F-10

Evaluation of Disclosure Controls and Procedures, page F-10

10.

Please refer to prior comment 19.  We do not see where you have provided the requested information.  As such, we reissue our prior comment 19 in its entirety.  Please provide the requested supplemental information and confirm in writing that you will include the requested additional disclosure in future filings:

•

Please tell us the nature of the material weakness in your internal control over financial reporting at September 30, 2010.  Please tell us how the identified material weakness in your internal controls over financial reporting was considered in concluding that disclosure controls and procedures are effective at September 30, 2010.

•

In future filings, please also discuss the nature of any material weakness, the impact of any material weakness on your evaluation of disclosure controls and procedures and management's plans, if any, to remediate any material weaknesses.

After review of the matter, the issuer has concluded that the mention of the material weakness in the September 10Q was not correct and that the statement in the December 10Q is correct, that of no material weakness.

11.

As a related matter, we note that in your December 31, 2010 evaluation of your disclosure controls and procedures, you disclose that there have been no changes that have materially affected or are reasonably likely to materially affect your internal controls.  Given that you identified a material weakness in your September 30, 2010 evaluation of your disclosure controls and procedures and that material weakness does not exist at December 31, 2010, it would appear as though you have made a change that materially affected your internal controls over financial reporting.  Please advise.

Since the statement regarding a material weakness in the September 10Q was a typographical error, this comment does not apply. If the staff wishes we will amend the September 10Q.

Signatures, page F-12

12.

We note that the signature on page F-12 is dated February 14, 2010.  Please amend to provide a current signature.

Complied.

Letter Submitted January 25, 2011

13.

We note your response to prior comment 2.  Please provide a statement from the company that includes the acknowledgements contained in the penultimate paragraph of this comment letter.  We note that the acknowledgements in the letter submitted on January 25, 2011 were made by Jeremy Mork rather than by the Company.

Russell Mancuso, Branch Chief

Securities & Exchange Commission

March  16, 2011

Page -2-

The Company does not agree with this comment. Jeremy Mork's signature at the end of the document reflects his position as  President and Chief Financial Officer. The letterhead of the Company indicates that it is an official company letter.

Very truly yours,

Jehu Hand

JH:kp